Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Fiscal Year Ended August
	2010	2009	2008	2007	2006
(in thousands, except ratios)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)	(52 weeks)

Earnings:
Income before income taxes	$1,160,505	$1,033,746	$1,007,389	$936,150	$902,036
Fixed charges	223,608	204,017	173,311	170,852	156,976
Less: Capitalized interest	(1,093)	(1,301)	(1,313)	(1,376)	(1,985)

Adjusted earnings	$1,383,020	$1,236,462	$1,179,387	$1,105,626	$1,057,027

Fixed charges:
Gross interest expense	$156,135	$143,860	$120,006	$121,592	$110,568
Amortization of debt expense	6,495	3,644	1,837	1,719	1,559
Interest portion of rent expense	60,978	56,513	51,468	47,541	44,849

Fixed charges	$223,608	$204,017	$173,311	$170,852	$156,976

Ratio of earnings to fixed charges	6.2	6.1	6.8	6.5	6.7